Theratechnologies Inc.

2015 Peel Street, Suite 1100

Montréal, Québec H3A 1T8

Canada

January 2, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Daniel Crawford

Re:	Theratechnologies Inc.

Registration Statement on Form F-3

Filed on December 21, 2023

File No. 333-276196

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Theratechnologies Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form F-3, File No. 333-276196 (the “Registration Statement”), so that it may become effective at 4:00pm EST on January 3, 2024 or as soon thereafter as practicable.

Please do not hesitate to contact Martin C. Glass of Jenner & Block LLP at (212) 891-1672 with any questions or comments concerning this letter.

Very truly yours,

THERATECHNOLOGIES INC.

/s/ Jocelyn Lafond
Jocelyn Lafond
General Counsel and Corporate Secretary

Cc: Martin C. Glass, Jenner & Block LLP